UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

(Mark One):

[X]                                                          Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

OR

[ ]                                                                  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to ___________________

Commission File Number 1-5480

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXTRON SAVINGS PLAN

40 Westminster Street

Providence, Rhode Island 02903

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXTRON INC.

40 Westminster Street

Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibits

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to financial statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits:

23.1 - Consent of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON INC., as Plan Administrator for the Textron Savings Plan

By:	/s/Mark S. Bamford
Mark S. Bamford
Vice President and Corporate Controller

Date: June 24, 2019

3

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Textron Savings Plan
Years Ended December 31, 2018 and 2017
With Report of Independent Registered Public Accounting Firm

Textron Savings Plan

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Textron Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Textron Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1994, but we are unable to determine the specific year.

Boston, Massachusetts

June 24, 2019

Textron Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	Year Ended December 31,
	2018	2017
Assets
Investments, at fair value	$3,398,240	$3,864,403
Investment contracts, at contract value	342,792	341,893
Total investments	3,741,032	4,206,296

Accrued investment income	377	400

Receivables:
Employer contributions	38,900	36,001
Employee contributions	5,747	5,700
Notes receivable from participants	81,901	80,467
	126,548	122,168
Total assets	3,867,957	4,328,864

Liabilities
Accrued expenses	166	111

Net assets available for benefits	$3,867,791	$4,328,753

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits

(In thousands)

	Year Ended December 31,
	2018	2017
Additions
Interest and dividends	$22,131	$41,089
Net appreciation in value of investments	-	566,239
	22,131	607,328
Contributions:
Participants	169,966	167,210
Employer	107,826	104,517
Participant rollovers	6,349	6,500
	284,141	278,227

Transfers from other plans	-	82,276

Total additions	306,272	967,831

Deductions
Net depreciation in value of investments	375,866	-
Benefit payments	388,570	392,465
Administrative and other expenses	2,798	1,556
Total deductions	767,234	394,021

Net Increase/(decrease)	(460,962)	573,810

Net assets available for benefits:
Beginning of year	4,328,753	3,754,943

End of year	$3,867,791	$4,328,753

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

1. Description of Plan

General

The Textron Savings Plan (the Plan) covers all eligible employees of Textron Inc. (Textron), as defined in the Plan. This Plan description includes provisions covering the majority of Plan participants. Certain business and bargaining units have other provisions. The Plan invests in the Textron Stock Fund along with Guaranteed Investment Contracts, Guaranteed Annuity Contracts and Common Collective Trusts and Common Stock. The Plan also offers a brokerage feature. The portion that invests in the Textron Stock Fund is an employee stock ownership plan.  The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was amended and restated effective January 1, 2013. Subsequent to the end of the plan’s 2018 fiscal year, the plan was amended and restated, effective January 1, 2019, to reflect recent statutory, regulatory and other plan changes.

The Plan is currently administered under the terms of a Trust Agreement, dated December 1, 2004 and amended from time to time, with Fidelity Management Trust Company (the Trustee or Fidelity).  Fidelity also serves as the Plan’s recordkeeper.

Investment Options

Participants may elect to direct their employee contributions to the following funds: Fidelity® Diversified International Commingled Pool, Wellington Core Bond, JPMCB U.S. Active Core Equity Fund CF-C, Wellington SMID Cap Research Equity Portfolio, Vanguard Institutional 500 Index Trust, Vanguard Institutional Small/Mid Cap Index Trust, Vanguard Institutional Total Bond Market Index Trust, Vanguard Institutional Total International Stock Market Index Trust, Textron Stock Fund, Textron Managed Income Fund, State Street Real Asset Non-Lending Series Fund Class C, Vanguard Target Retirement Income Trust Plus and Vanguard Target Retirement Trust Plus (with various targeted retirement dates).

Also, the Plan offers a self-directed brokerage feature, called Fidelity BrokerageLink, which gives participants expanded investment choices by enabling them to select from numerous investment and individual securities that are not otherwise available under the Plan. The values of investments purchased through the Fidelity BrokerageLink were $134,592,026 and $125,536,936 as of December 31, 2018 and 2017, respectively.

Contributions

Participants of the Plan are entitled to elect to contribute up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the Code). Certain participants may also contribute amounts representing distributions from other qualified employer retirement plans. Participants’ pre-tax and after-tax contributions, which are matched 50% on the first 10% of contributions to a maximum of 5% of eligible compensation by Textron, subject to certain

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

1. Description of Plan (continued)

ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants’ wages.

Eligible employees are subject to automatic enrollment on the 60th day after their date of hire, if they have not specifically elected to be excluded from the Plan. The automatic enrollment is for 3% of eligible compensation per pay period. An employee who is automatically enrolled may elect to change or suspend his/her enrollment in the Plan at any time.

Since 2009, Textron has closed most of its defined benefit pension plans to new participants. When new hires join Textron locations that were formerly defined benefit pension eligible locations, these employees are eligible to receive an additional retirement cash contribution to their Plan account of either 2% or 4% (depending on employee status) of their eligible compensation. These discretionary contributions vest in accordance with the vesting schedule below. The contributions are deposited in the participant account by the end of the first quarter of the following plan year. The amount of the discretionary funding paid in 2019 for the 2018 plan year was $36,689,960 and the amount paid in 2018 for the 2017 plan year was $33,711,547. The discretionary contribution is in addition to the matching contribution of 50% on the first 10% up to a maximum of 5%. These contributions are not considered part of the vested balance eligible for participant loans.

There is also a Retirement Supplement Contribution provided to eligible covered employees at specified locations. For these individuals, Textron will contribute 1% of eligible compensation on a per-pay period basis, whether or not the individual contributes to the Plan. Contributions from employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron, subject to certain ERISA restrictions and plan limits, and are recorded when Textron makes payroll deductions from participants’ wages. Participants eligible for the retirement supplement are not eligible for the 50% match up to 5% in the Textron Stock Fund. The amount of the discretionary funding paid related to the 2018 and 2017 plan year for the supplemental contribution was less than $50,000 in both years.

Participants who are at least age 50 or who will reach age 50 during the year are allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $6,000 in each of 2018 and 2017. After that, the limit may be adjusted from time to time by the U.S. Internal Revenue Service to reflect inflation. Catch-up contributions are not eligible for Company matching contributions.

Textron makes contributions to the Plan based on actual contribution levels. All forfeitures arising out of a participant’s termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions. At December 31, 2018 and 2017, forfeitures totaled $2,963,253 and $1,208,813, respectively. Forfeitures used during the years ended December 31, 2018 and 2017 to offset the Company match were $6,857,943 and $4,515,531, respectively.

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

1. Description of Plan (continued)

Employer matching contributions are made in the form of Textron Stock and invested in the Textron Stock Fund. Employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan with no restrictions.

Transfers from Other Plans

On March 11, 2016, Textron acquired Airborne Tactical Advantage Company (ATAC). As a result, the ATAC, LLC Retirement Plan was frozen on December 21, 2016 and the employees of ATAC were eligible for participation in the Plan on January 1, 2017. Assets of $3.5 million were transferred into the Plan from the ATAC, LLC Retirement Plan on June 1, 2017.

On March 6, 2017, Textron acquired Arctic Cat Inc. As a result, contributions to the Arctic Cat Inc. 401(k) Plan were stopped when employees started contributing to the Textron Savings Plan, effective April 1, 2017. The merger of the Arctic Cat, Inc. 401(k) plan into the Plan was final in December 2017, resulting in additional assets of $78.8 million.

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash, unless Textron stock is requested. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals. The Plan provides for full vesting of a participant’s account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron.

Vesting

Textron’s contributions vest based on the length of service in the Plan, as follows:

Months of Service	Vested Percentage
24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

1. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant’s contributions and compensation deferrals, (b) Textron’s matching contribution, and any additional discretionary contributions made by Textron, including any retirement supplement contributions and (c) plan income (loss), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The participant is entitled to the vested amount in the account.

Notes Receivable from Participants

Active participants, not including directors or executive officers as determined by the plan administrator, are permitted to take up to two loans at a time and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the new loan request. Interest is charged at a rate of Reuters Prime Rate plus 1%, as of the first business day of the month. A fee is charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Textron has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The new standard is effective at the beginning of 2019. We are currently evaluating the impact of the standard on our financial statements.

Fair Values of Assets

In accordance with the provisions of ASC 820, Fair Value Measurement, fair value is measured at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assumptions that market participants would use in pricing the asset or liability (the “inputs”) are prioritized into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exists, requiring companies to develop their own assumptions.

Observable inputs that do not meet the criteria of Level 1, which include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect Plan estimates about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances. Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain. There were no transfers between Levels 1, 2 and 3 in 2018 or 2017.

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

2. Significant Accounting Policies (continued)

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The tables below present the assets and liabilities measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset and liability.

	December 31, 2018
(In thousands)	Level 1	Level 2	Level 3	Not Subject to Leveling
Textron Stock Fund	$ 866,405	$ —	$ —	$ —
BrokerageLink	134,592	—	—	—
Common Collective Trust Funds
Blended Debt and Equity	—	—	—	1,225,566
Domestic Equity	—	—	—	909,343
International Equity	—	—	—	121,907
Debt Securities	—	—	—	126,516
Domestic Debt held by the Textron Managed Income Fund	—	—	—	13,911
Total assets	$1,000,997	$ —	$ —	$2,397,243

	December 31, 2017
(In thousands)	Level 1	Level 2	Level 3	Not Subject to Leveling
Textron Stock Fund	$1,127,123	$ —	$ —	$ —
BrokerageLink	125,537	—	—	—
Common Collective Trust Funds
Blended Debt and Equity	—	—	—	1,289,967
Domestic Equity	—	—	—	1,032,395
International Equity	—	—	—	149,182
Debt Securities	—	—	—	131,932
Domestic Debt held by the Textron Managed Income Fund	—	—	—	8,267
Total assets	$1,252,660	$ —	$ —	$2,611,743

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

2. Significant Accounting Policies (continued)

The Textron Stock Fund consists solely of Textron stock, which is valued at its quoted market price, and is considered a Level 1 investment. BrokerageLink includes common stock, mutual funds, and cash valued at each company’s quoted market price, and is also considered a Level 1 investment.

The Common Collective Trust Funds (CCTs) are groups of investments similar to mutual funds in that they provide diversification by holding various equity and debt securities. The collective trusts are not quoted in an active market. The fair value of these investments has been estimated using the net asset value per share.

The CCT investments have the following objectives for investees:

(a) Blended debt and equity – This category includes securities in a diversified mix of stocks, bonds and short-term investments within one investment option. In general, these funds are age-based and allocate investments between equities and fixed income based on target retirement date. The investment funds provide daily liquidity.

(b) Domestic and international equity – This category includes diversified portfolios invested primarily in the common stock of U.S. and international companies.  The objective is to provide capital appreciation and long-term return.  The investment funds provide daily liquidity.

(c) Debt Securities – This category includes diversified portfolios invested primarily in U.S. investment grade bonds.  The objective is to provide long-term total return.  The investment funds provide daily liquidity.

(d) Domestic debt, held in the Textron Managed Income Fund – This category includes investments in diversified fixed income securities designed to provide capital preservation and income. These securities have an associated wrap contract. The Managed Income Fund includes an equity wash restriction on movement to competing funds for 90 days.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

2. Significant Accounting Policies (continued)

Guaranteed Investment Contracts, Separate Account Contracts, and Synthetic Guaranteed Investment Contracts in the Managed Income Fund

The Textron Managed Income Fund (the Fund) invests in a variety of stable value products, including traditional Guaranteed Investment Contracts (GICs), Separate Account Contracts (ISA GICs) and Security-backed Investment Contracts (synthetic GICs,) in addition to CCTs.

The GICs, ISA GICs, and Synthetic GICs represent fully benefit-responsive investments and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts, because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus interest at the crediting rate payable under such contract less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The issuers guarantee that all qualified participant withdrawals will be at contract value (principal, plus accrued interest). There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with an issuer. In addition to certain Synthetic GIC termination provisions discussed below, such contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal, as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events include the following:  material amendments to the Fund’s structure or administration; changes to the participating plans’ competing investment options including the elimination of equity wash provisions; complete or partial termination of the Fund, including a merger with another fund; the failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fund or participating plans; the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

2. Significant Accounting Policies (continued)

In addition, Synthetic GICs and ISA GICs typically provide for an adjustment to contract value if a security that is part of the underlying assets defaults or otherwise becomes impaired as defined in the wrap contract. In the event of an impairment, generally contract value is decreased by the amortized cost of the impaired security and, if such security is subsequently sold, contract value is increased by the amount of such sales proceeds.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Synthetic GICs generally are evergreen contracts that contain termination provisions. The termination provisions of Synthetic GICs permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the Synthetic GIC if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Synthetic GICs that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election, as described below. In addition, if the fund defaults in its obligations or representations under the agreement (including non-compliance with investment guidelines governing the underlying assets, or the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA) and such default is not cured within any applicable cure period, then the Synthetic GIC may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally, Synthetic GICs permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy, whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the Amortization Election. After the effective date of an amortization election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date. Synthetic GICs and ISA GICs also define certain other termination events that permit the issuer to terminate the contract at market value.

Termination events typically include the following:

(i) termination or replacement of the investment adviser without the issuer’s consent, (ii) the Plan or its trust is fully or partially terminated or fails to be exempt from federal income taxation, (iii) the plan merges with another plan, (iv) if a security is sold or subject to a lien other than as permitted under the contract, (v) the contract holder engages in fraud or other action that materially and adversely affects the risk profile of the contract, (vi) if there is any change in law, regulation, ruling, or accounting requirement applicable to the Plan or Fund that could cause substantial withdrawals from the Fund, (vii) performance of the issuer’s obligations under the contract becomes illegal, (viii) the bankruptcy of the Fund, Textron Savings Plan Trust or investment advisor, or (ix) the level of impaired securities as defined in the contract exceeds an agreed upon amount of the portfolio.

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

2. Significant Accounting Policies (continued)

Total contract value of each type of investment contract is as follows:

	Year Ended December 31,
(In thousands)	2018	2017

Guaranteed Investment Contracts	$2,599	$2,554
Separate Account Contracts	88,682	114,299
Security-backed investment contracts (synthetic GICs)	251,511	225,040
	$342,792	$341,893

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefit Payments are recorded upon payment.

Administrative Expenses

Administrative and other fees paid by the Plan are allocated as follows:

•                  Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

•                  Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

•                  Expenses associated with qualified domestic relations orders are charged directly to the related participant account.

•                  Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees, cost of supplies and similar fees, are charged directly or allocated on a pro rata basis to the participant accounts.

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related Party and Party in Interest Transactions

The Plan holds shares of a fund managed by Fidelity Management Trust Company, the trustee of the plan. At December 31, 2018 and 2017, 10,428,901 shares and 11,242,227 shares, respectively, of the Fidelity Fund were held by the Plan, with a fair value of $115,343,645 and $146,598,634, respectively. The Plan also invests in shares of Textron’s common stock. At December 31, 2018 and 2017, 18,838,996 shares and 19,917,351 shares, respectively, of Textron’s common stock were held by the Plan, with a fair value of $866,405,448 and $1,127,122,914, respectively. Dividend income recorded by the Plan for Textron’s common stock for the years ended December 31, 2018 and 2017 was $1,524,936 and $1,656,560, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 5, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

Textron Savings Plan

Notes to Financial Statements

December 31, 2018

5. Income Tax Status (continued)

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets

(Held at End of Year)

December 31, 2018

(In thousands)

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value

Textron Stock Fund*	18,839	$866,405
Common Collective Trust Funds (outside of Textron Managed Income Fund):
Fidelity® Diversified International Commingled Pool*	10,429	115,344
Wellington Core Bond	12,115	118,730
JPMCB U.S. Active Core Equity Fund CF-C	7,101	238,809
Wellington SMID Cap Research Equity Portfolio	20,728	189,866
Vanguard Institutional Small/Mid Cap Index Trust	127	11,916
Vanguard Institutional Total Bond Market Index Trust	78	7,786
Vanguard Institutional Total International Stock Market Index Trust	75	6,563
Vanguard Institutional 500 Index Trust	4,729	468,752
Vanguard Target Retirement Income Trust Plus	903	37,403
Vanguard Target Retirement 2015 Trust Plus	975	45,774
Vanguard Target Retirement 2020 Trust Plus	3,080	152,501
Vanguard Target Retirement 2025 Trust Plus	4,575	235,000
Vanguard Target Retirement 2030 Trust Plus	3,748	199,334
Vanguard Target Retirement 2035 Trust Plus	2,925	160,805
Vanguard Target Retirement 2040 Trust Plus	2,703	151,746
Vanguard Target Retirement 2045 Trust Plus	1,590	89,340
Vanguard Target Retirement 2050 Trust Plus	1,314	73,876
Vanguard Target Retirement 2055 Trust Plus	896	50,308
Vanguard Target Retirement 2060 Trust Plus	745	25,190
Vanguard Target Retirement 2065 Trust Plus	112	2,344
State Street Real Asset Non-Lending Series Fund Class C	175	1,945
Total Common Collective Trusts (outside Textron Managed Income Fund)		$2,383,332

*Indicates party-in-interest to the Plan

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets

(Held at End of Year) (continued)

December 31, 2018

(In thousands)

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Guaranteed Investment Contracts (in Managed Income Fund):
Metropolitan Life Insurance Co. - Matures 04/01/19	1.75%	2,599
Total Guaranteed Investment Contracts (in Managed Income Fund)		2,599
Separate Account Contracts (in Managed Income Fund):
Metropolitan Life Insurance Co (Account # 771)	2.62%	48,941
Metropolitan Life Insurance Co (Account # 690)	2.62%	39,741
Total Separate Account Contracts (in Managed Income Fund)		88,682
Security-backed (Synthetic) Investment Contracts (in Managed Income Fund):
Prudential Insurance Company (Contract # 062428)	2.73%	84,973
Voya Retirement Insurance and Annuity Co (Fixed Income Fund F)	2.57%	35,730
Voya Retirement Insurance and Annuity Co (Fixed Income Fund E)	2.57%	46,963
Voya Retirement Insurance and Annuity Co (Fixed Income Fund L)	2.57%	1,309
Pacific Life Insurance Company (Contract # G-027810.01.0001)	2.59%	82,536
Total Security-backed (Synthetic) Investment Contracts Fund (in Managed Income Fund):		251,511
Common Collective Trust Funds (in Managed Income Fund):
Wells Fargo/BlackRock Short Term Investment Fund	2.54%	13,911
Total Common Collective Trust Funds (in Managed Income Fund)		13,911
Self-directed brokerage accounts		134,566
Cash (in self-directed brokerage account)		26
Notes receivable from participants	3.25% to 11%	81,901
		$ 3,822,933

Note: Cost information has not been provided, because all investments are participant directed.